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                                                                  Exhibit (b)
                   SCRIPT FOR SUPERIOR SERVICES, INC.'S
                              JUNE 14, 1999
                               ANALYST CALL

     Good morning, everyone. I'm George Farr. I'm the Chief Financial Officer for Superior Services, Inc. Joining me this morning are Bill Dietrich our President and CEO and Peter Ruud, our Senior Vice President. Also joining us this morning is Janet Ward, our director of investor relations.

     I would like to turn it over to Bill Dietrich our president.

     Thank you, George. Ladies and Gentlemen. The Company announced this morning that we have agreed to be acquired by Vivendi, one of the world's largest environmental services provider. The transaction will be completed in a two-step tender offer/merger with Superior's shareholders receiving $27.00 per share in cash resulting in a transaction worth approximately $1 billion.

     As a wholly-owned subsidiary of Vivendi, Superior will remain an active participant in the solid waste industry in the United States. We plan to continue, if not accelerate, our aggressive acquisition program with the added support of Vivendi's access to the international financial markets. Our focus will remain to build one of the strongest integrated waste services companies in the United States.

     The Company will retain its name and continue to be headquartered in Milwaukee. Vivendi has insisted that the senior management remain in place. Each of us on the call today have executed long-term employment agreements and are very excited about the prospects for continuing to build a truly "Superior" company.

                                      -1-

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     It is very important to me to report to you that we do not expect this transaction to result in any reduction of Superior's existing employee base nor the closing of any of its facilities. Our senior management team throughout the organization will remain intact and their management focus will not change. We feel that this alliance with Vivendi is the most advantageous method to continue the growth and development of this company while at the same time, at $27.00 per share, providing a very attractive premium to our existing shareholders.

     We will also continue to arrange for a significant portion of our own financing in the United States, and we are looking forward to continuing to work with our existing commercial and investment banking groups to arrange financing for our capital needs.

     We have for some time been evaluating the strategic alternatives available to the Company given the recent significant consolidation in the solid waste industry. We feel that there are still significant opportunities for continued growth in the waste services industry and we want to be in a position to take advantage of those opportunities. Given the significant volatility in the stock market for small cap firms such as ourselves, we feel this may be a limitation on our ability to access capital effectively in the future to finance our growth plans. We evaluated internally a number of alternatives including the outright sale of the Company to a domestic competitor, use of our existing resources to finance a stock repurchase and accessing the debt markets to finance a leveraged buyout of the firm.

     We concluded that this opportunity with Vivendi offered the most advantageous position to our stockholders, shareholders and our employees.

     We will be able to accelerate our aggressive acquisition program in both new and existing markets.

     Importantly, this transaction will enable us to expand the services provided by our existing special services operations to a broader base of commercial and industrial customers. The cash tender offer will commence on Friday, June 18, 1999. Upon the successful completion of the tender offer and after receipt of all necessary state, solid waste permit approvals. Superior will become a subsidiary of Vivendi. We expect the tender offer to conclude in mid-July. The back-end of the transaction may take up to several months to complete given the timing of receipt of many of the regulatory permits; however, we do not expect any problems regarding the various regulatory consents and approvals required.

     Superior has also granted Vivendi an option to purchase newly issued Superior shares in an amount not to exceed 19.9% of its then outstanding common stock. Vivendi may exercise the option upon the occurrence of any event that would entitle Vivendi to receive a termination fee under the terms of the Merger Agreement. In addition, Vivendi is required to exercise the option upon conclusion of the tender offer for that number of shares that would give Vivendi control of at least 50.1% of the shareholder votes needed to approve the second step merger.

     Superior's chairman, founder and largest shareholder, Joseph P. Tate, owning approximately 8% of Superior's shares, has entered into a shareholder agreement with Vivendi whereby he has agreed to tender his shares into the offer and not withdraw his shares.

                                      -2-

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     In conclusion, I would like to thank our financial advisors, Deutsche
Banc Alex. Brown and Robert W. Baird for their assistance in this transaction.

     I'm looking forward to working with the management at Vivendi to continue to build a first-class waste services operation in this country.

     Finally, I would like to thank our numerous stockholders and market markers for their support over the years.